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CUSIP No. 12668C-10-9             13D                      Page 6 of 6 Pages


                                    Exhibit A

                  Exhibit A is hereby supplemented and amended by adding the following as the third paragraph thereto:

                  As of June 30, 1998, the Dolan Children's Foundation owns 800,000 Class A Common Stock, including 530,000 shares of Class A Common Stock received as a gift from Mr. Dolan. Ms. Dolan individually owns 2,000 shares of Class A Common Stock. In addition, as of June 30, 1998, the Trusts listed below own an aggregate of 1,433,482 shares of Class B Common Stock. All totals of shares owned reflect shares received as a result of Issuer's 2-for-1 stock split on March 30, 1998.